UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2004

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes ____ No__X__

Documents Furnished By the Registrant

1. Press Release of the Registrant dated June 18, 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: June 18, 2004                                    /s/ Jose Luis Riera
                                                    ----------------------------
                                                    Name:  Jose Luis Riera
                                                    Title: Attorney in fact

                                                       /s/ Fernando Cabrera
                                                    ----------------------------
                                                    Name:  Fernando Cabrera
                                                    Title: Attorney in fact

[LOGO] IUSACELL

       Pensamos en ti
                                                               Investor Contacts

                                                              Jose Luis Riera K.
                                                         Chief Financial Officer
                                                                  5255-5109-5927

                                                                J. Victor Ferrer
                                                                 Finance Manager
                                                                  5255-5109-5927
                                                         vferrer@iusacell.com.mx

Iusacell Informs

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Mexico City, June 18, 2004 - Grupo Iusacell,  S.A. de C.V. [BMV: CEL, NYSE: CEL]
informs that:

1. In respect of a financing made by BNP Paribas for the purpose of purchasing microwave transmission equipment entered into in July 2000 by its subsidiary Iusacell Infraestructura S.A. de C.V., it did not make a US$3.7 million principal payment due on June 15. This non-payment is in addition to non-payments of US$3.7 million of principal that were due on each of June 16 and December 16, 2003.

2. In respect of a credit line granted by Harris S.A. de C.V. in August 2000 for the purchase, construction, installation and financing of microwave transmission equipment, it did not make a US$1.0 million principal and interest due on June 15. This non-payment is in addition to non-payments of US$0.4 million of principal that was due on June 16, 2003, of US$0.2 million of interest in the aggregate that were due on July and December, 2003, of US$0.8 million of principal that was due on December 15, 2003, and of US$0.2 million of principal and interest that was due on January 30, 2004.

                             **********************

About Iusacell
--------------
Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country's total population.

Grupo Iusacell, S.A. de C.V. press releases and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.